CONSENT OF IAN HOLLAND

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the technical report entitled “Report On The Mineral Resources & Mineral Reserves Of The Stawell Gold Mine in the State of Victoria, Australia dated March 30, 2016 (the “Report”),”
(b)	the disclosure related to the Report in the Company’s Management’s Discussion & Analysis For the year ended December 31, 2016 and the eight months ended December 31, 2015,
(c)	the News Release of the Company dated March 30, 2017,
(d)	the Management’s Discussion and Analysis of the Company for the three and six months ended June 30, 2017 and 2016, and
(e)	the News Release of the Company dated July 9, 2017 (collectively, the “Exhibits”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Ian Holland
Name: Ian Holland, FAusIMM
Title: Vice President, Australian Operations

Date: August 4, 2017